Exhibit (a)(3)

July 19, 2012

Dear Shareholder,

We are pleased to inform you that LaCrosse Footwear, Inc. (“LaCrosse”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with XYZ Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of ABC-MART, INC. (“ABC”). ABC is Japan’s leading retailer of athletic, business and casual footwear. Purchaser has commenced a tender offer for each share of LaCrosse common stock for $20.00 per share, net to the seller in cash. The tender offer is subject to conditions, including the tender of a minimum of a majority of the outstanding shares of LaCrosse common stock, the absence of a material adverse change with respect to LaCrosse, and other customary conditions. The tender offer will be followed by a merger in which each share of LaCrosse common stock not purchased in the tender offer will be converted into the right to receive the same per share cash consideration paid in the tender offer.

Your Board of Directors has unanimously determined that the tender offer and the merger are advisable and fair to and in the best interests of LaCrosse and its shareholders, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, and recommends that LaCrosse shareholders accept the offer and tender their shares of LaCrosse common stock in the offer.

In arriving at its recommendation, your Board of Directors carefully considered a number of factors. Those factors are discussed in the attached Schedule 14D-9.

In addition, enclosed are the Purchaser’s Offer to Purchase, dated July 19, 2012, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information on how to tender your LaCrosse shares to Purchaser. We urge you to read these documents and to consider this information carefully.

On behalf of the management and the Board of Directors of LaCrosse, we thank you for the support you have given to LaCrosse over the years.

Very truly yours,

Joseph P. Schneider

President and Chief Executive Officer